Exhibit 99.1

GreenPower Announces Grant of Stock Options

VANCOUVER, BC, Feb. 14, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announces that the Company has granted an aggregate of 420,000 incentive stock options to the Directors and Officers of the Company, 225,000 stock options to employees of the Company and 15,000 stock options to a consultant. The stock options are subject to the approval of the TSX Venture Exchange and are exercisable for a period of five years at a price of CDN $3.80 per share. Each Director and the CFO were granted 60,000 stock options. For the Directors and Officers of the Company, and the consultant, the stock options vest as to 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date and 25% one year after the grant date and for the employees the stock options vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2023 GreenPower Motor Company Inc. All rights reserved.